                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1995

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                         COMMISSION FILE NUMBER:  1-4003


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  DRESSER INDUSTRIES, INC. STOCK PURCHASE PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            DRESSER INDUSTRIES, INC.
                                2001 Ross Avenue
                               Dallas, Texas 75201

                                     (LOGO)


DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

INDEX TO PLAN FINANCIAL STATEMENTS
- ------------------------------------------------------------------------------


                                                                   Page
                                                                   ----

Report of Independent Accountants                                    1

Plan Financial Statements:

  Statement of Net Assets                                            2

  Statement of Changes in Net Assets                                 3

  Notes to Financial Statements                                     4-6

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes
   at December 31, 1995                                               7

  Schedule of Reportable Transactions                                 8

                                   [LETTERHEAD]



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Stock Purchase Plan
 Committee of the Dresser Industries, Inc.
 Stock Purchase Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of the Dresser Industries, Inc. Stock Purchase Plan (the Plan) at December 31, 1995 and 1994, and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP

Dallas, Texas
June 5, 1996

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS
- ------------------------------------------------------------------------------




                                                          December 31,
                                                   -------------------------
                                                       1995          1994
                                                   -----------   -----------
               ASSETS

Due from Dresser Industries, Inc.                  $    30,213   $     4,269
Dresser Industries, Inc. common stock at market
  (1995 - 908,231 shares; cost $13,334,387
  1994 - 950,319 shares; cost $13,247,540)          22,081,366    18,174,851
                                                   -----------   -----------
    Total assets                                   $22,111,579   $18,179,120
                                                   -----------   -----------
                                                   -----------   -----------

  LIABILITIES AND PARTICIPANTS' EQUITY

Book overdraft                                     $    30,470   $     3,838
                                                   -----------   -----------
    Total liabilities                                   30,470         3,838
                                                   -----------   -----------

Participants' equity, at cost                       13,334,131    13,247,971
Unrealized appreciation of investments               8,746,978     4,927,311
                                                   -----------   -----------
Participants' equity, at market                     22,081,109    18,175,282
                                                   -----------   -----------
    Total liabilities and participants' equity     $22,111,579   $18,179,120
                                                   -----------   -----------
                                                   -----------   -----------











                 See accompanying notes to financial statements.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS
- ------------------------------------------------------------------------------



                                                    Year Ended December 31,
                                                   -------------------------
                                                       1995          1994
                                                   -----------   -----------
Contributions:
  Employees                                        $   852,550   $   746,371
  Employer                                             188,103       185,693
                                                   -----------   -----------
    Total contributions                              1,040,653       932,064
                                                   -----------   -----------

Investment income:
  Cash dividends on Dresser Industries, Inc.
   common stock                                        616,800       639,194
  Interest                                               8,415         6,150
                                                   -----------   -----------
    Total investment income                            625,215       645,344
                                                   -----------   -----------

Other increases (decreases):
  Net appreciation (depreciation) in fair value
   of investments                                    4,876,388    (1,751,229)
                                                   -----------   -----------
    Total other increases (decreases)                4,876,388    (1,751,229)
                                                   -----------   -----------
    Total increase (decrease)                        6,542,256      (173,821)
                                                   -----------   -----------

Distributions to participants:
  Cash                                                   1,313         1,355
  Stock, at market                                   2,635,116     1,960,880
                                                   -----------   -----------
    Total                                            2,636,429     1,962,235
                                                   -----------   -----------

Net increase (decrease) in participants' equity      3,905,827    (2,136,056)

Participants' equity, beginning of year             18,175,282    20,311,338
                                                   -----------   -----------
Participants' equity, end of year                  $22,081,109   $18,175,282
                                                   -----------   -----------
                                                   -----------   -----------








              See accompanying notes to financial statements.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
- ------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The Stock Purchase Plan (the Plan) was established to assist eligible employees of Dresser Industries, Inc. (Dresser) to acquire and accumulate shares of common stock of Dresser through payroll deductions. Dresser supplements the contributions of employees who have four or more years of service. Such employees are entitled to either a discount from the market value of the common stock on the date of purchase from Dresser or an employer contribution toward the purchase of shares on the open market. Reference should be made to the Plan document for more complete information.

     Substantially all employees of Dresser having at least one year of employment with Dresser (as defined in the Plan document) except its officers and directors are eligible to participate in the Plan. Employees represented by a union can participate only if eligibility is afforded to them as a result of collective bargaining. No employee may contribute to the Plan during the same calendar year quarter in which contributions are made to any other qualified defined contribution plan sponsored by Dresser other than a 401(k) plan.

     Amounts contributed by the participants and Dresser and cash dividends received from Dresser, if any, are transferred to a trust fund which purchases shares of common stock for the accounts of participants. Common stock of Dresser is purchased on a quarterly basis. At December 31, 1995 and 1994, Dresser common stock shown on the accompanying statement of net assets includes 19,282 and 17,341 shares, respectively, issuable by Dresser based on contributions and investment earnings for the quarters then ended. These shares were issued on January 22, 1996 and January 25, 1995, respectively.

     Common stock, plus cash for any partial share credited to a participant's account, will be distributed to the participant (or the participant's designated beneficiary or estate) in full after the end of a quarter in which a participant becomes eligible for a distribution due to permanent disability, death, retirement, or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon voluntary withdrawal from the Plan or for emergencies at the discretion of the Stock Purchase Plan Committee as provided in the Plan document.

     Dresser may terminate the Plan at any time. Upon termination of the Plan, the trustee will distribute to each participant the balance in such participant's account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting records of the Plan are maintained on an accrual basis. Investments are recorded at market value as determined by the average of the high and low sales prices of Dresser common stock on the last business day of the Plan quarter. Dresser pays all of the Plan's administrative expenses.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
- ------------------------------------------------------------------------------

3.   TAX STATUS OF THE PLAN

     Management believes the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under section 501(a). The Internal Revenue Service (IRS) granted a favorable letter of determination to the Plan on June 18, 1985. Generally, employer contributions to a qualified plan are deductible by Dresser when made. Earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

     Management believes the Plan is qualified under the applicable sections of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has complied with the fidelity bonding requirements of ERISA.

4.   PARTICIPANT INCOME TAX STATUS

     Participants are liable for income taxes on distributions received from the Plan in accordance with the Internal Revenue Code. Participant tax liability is more fully described in the Summary Plan Description available from Dresser.

5.   PARTICIPANTS WITHDRAWN AT YEAR-END

     Plan assets totaling $877,453 and $368,864 relate to participants that have withdrawn from the Plan at December 31, 1995 and 1994, respectively, in accordance with the provisions of the Plan.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                               1995
                                                           ------------
            Net assets available for Plan benefits
             per the financial statements                   $22,081,109

            less: Benefit obligations currently payable         877,453
                                                            -----------
            Net assets available for Plan benefits
             per the Form 5500                              $21,203,656
                                                            -----------
                                                            -----------

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
- ------------------------------------------------------------------------------

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                            Year Ended
                                                            December 31,
                                                                1995
                                                            ------------
           Benefits paid to participants per the
            financial statements                             $2,636,429

           add: Benefit obligations payable at end of year      877,453
                                                             ----------
           Benefits paid to participants per the Form 5500   $3,513,882
                                                             ----------
                                                             ----------

     Amounts currently payable to or for participants, dependents and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995                                                   SCHEDULE 1
- ------------------------------------------------------------------------------



Identity of Issuer, Borrower,   Description of Investment
 Lessor, or Similar Party          Including Par Value         Cost      Current Value
- -----------------------------   -------------------------   -----------  -------------
Dresser Industries, Inc.        908,231 shares of common    $13,334,387   $22,081,366
                                 stock, $.25 par value

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
YEAR ENDED DECEMBER 31, 1995                                        SCHEDULE 2
- ------------------------------------------------------------------------------



                                                                                     Expenses                Current Value
                                                                                     Incurred                of Asset on     Net
                                                        Purchase   Selling  Lease      with       Cost of    Transaction     Gain
Identity of Party Involved    Description of Assets      Price      Price   Rental  Transaction    Asset         Date       (Loss)
- --------------------------  -------------------------  ----------  -------  ------  -----------  ----------  -------------  ------
SINGLE TRANSACTION
  Dresser Industries, Inc.  19,050 shares of Dresser
                                   Industries, Inc.
                                   common stock        $  404,804   $    -  $    -    $    -     $  404,804   $    404,804  $    -

  Dresser Industries, Inc.  18,284 shares of Dresser
                                   Industries, Inc.
                                   common stock           404,455        -       -         -        404,455        404,455       -

  Dresser Industries, Inc.  16,180 shares of Dresser
                                   Industries, Inc.
                                   common stock           386,453        -       -         -        386,453        386,453       -

  Dresser Industries, Inc.  19,282 shares of Dresser
                                   Industries, Inc.
                                   common stock           468,807        -       -         -        468,807        468,807       -
                            ------                     ----------   ------  ------    ------     ----------     ----------  ------

TOTAL OF QUARTERLY
 TRANSACTIONS
  Dresser Industries, Inc.  72,796 shares of Dresser
                                   Industries, Inc.
                                   common stock        $1,664,519   $    -  $    -    $    -     $1,664,519     $1,664,519  $    -
                                                       ----------   ------  ------    ------     ----------     ----------  ------
                                                       ----------   ------  ------    ------     ----------     ----------  ------

(a) Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 1995 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      DRESSER INDUSTRIES, INC.
                                      STOCK PURCHASE PLAN

                                      /s/  Paul M. Bryant
                                      ----------------------------
                                      Paul M. Bryant, Chairman
                                      Stock Purchase Plan Committee

June 27, 1996

                                EXHIBIT INDEX

Exhibit        Description

 23            Consent of Price Waterhouse LLP